November 3, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Tarsus Pharmaceuticals, Inc.

Registration Statement on Form S-3, filed November 1, 2021

(File No. 333-260665)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tarsus Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Friday, November 5, 2021, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Very truly yours,

/s/ Leonard M. Greenstein
Leonard M. Greenstein
Chief Financial Officer